February 9, 2005
     Mail Stop 0408

By U.S. Mail and facsimile to (202)362-2902

Angelo J. Di Lorenzo
President and Chief Executive Officer
Brooklyn Federal Bancorp, Inc.
81 Court Street
Brooklyn, New York 11201

Re:	Brooklyn Federal Bancorp, Inc.
	Form S-1/A filed February 1, 2005
	File No. 333-121580


Dear Mr. Di Lorenzo

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis
Results of Operation - page 55

Provision for Loan Losses - page 56 and 58


1. We have reviewed your response to question #26 from the Comment letter dated January 21, 2005 including the disclosures added on pages 56 and 58. Please revise to provide more details of the underlying facts and circumstances which led to the changes in your provision for loan losses. Such disclosure should specifically address why your provision has decreased while your loan portfolio has grown significantly in loan categories that traditionally have greater risk. Please more clearly disclose, and to the extent possible quantify, the offsetting nature of the effects on your provision for loan losses between the factors you cited.

Business of Brooklyn Federal Savings Bank - page 68
Allowance for Loan Losses - page 78


2. We note your supplemental response to comment 30 regarding your foreclosure history. As requested, please revise this section to disclose the information you provided supplementally.

Subsidiary Activities - page 87


3. We note your response to comment 31 including the disclosures added on page 88. Since Item 9-06 requires such information to be provided in a footnote to the financial statements, please revise to disclose similar information in a footnote.

Tax Effects of the Reorganization - page 116


4. We note your response to our previous comment #33 and the restatement of the prior comment. Your tax consequences disclosure does not highlight the tax free nature of the reorganization.

Consolidated Financial Statements


5. We note your statement on page 58 that the increase in Non-interest income was partly due to higher prepayment penalties on certain loans. Please revise your footnotes to clearly disclose where you present prepayment fees on your Statement of Income. Tell us the GAAP literature you relied on in determining this presentation was appropriate. Tell us how you considered the guidance of paragraph 12 of SFAS 91 in determining that such amounts should not be recorded in interest income.

Note 1 -  Summary of Significant Accounting Policies - page F-7

(e) Loan Sales and Syndications - page F-8


6. We note your response to comment 49, including your revisions on page F-8, regarding your servicing assets and recourse liabilities.
Please revise to more clearly explain how you determined the amount of your servicing assets and liabilities, as well as the amount of your recourse obligations. Disclose where your servicing income is reported on your Statements of Income and where your Servicing assets are reported on your Balance Sheet. Supplementally tell us the amount of your servicing assets, liabilities, income and expenses for the periods presented.

(f) Loans Held-for-Sale and Related Commitments - page F-9


7. We note your response to comment 39 regarding your consideration of whole loan sales in determining when a loan should be classified as held for sale. Tell us how you considered the guidance of paragraph 8a of SOP 01-06 in determining whether loan participations should be classified as Loans held for sale on your balance sheet.

8. We note your response to comment 54 regarding your treatment of commitments to originate loans that will be held for sale. Please explain how you considered the application of paragraph 3 of SFAS 149 to your commitments to originate loans that will be sold as part of your loan participations. Revise your disclosure on page F-23 to address whether you had any forward commitments to sell loans as part of your participations at either September 30, 2004 or 2003.

9. Also, we note your disclosure on page F-23 that as of September 30, 2004, none of your loan origination commitments were for loans to be held for sale. You also state that there were no forward commitments to sell loans as of September 30, 2004. Please revise your disclosures here to address September 30, 2003 as well.

Note 10 - Commitments and Contingencies - page F-23


10. We note your supplemental response to previous comment #52 which states that there is no accrual for credit losses on any financial instruments with off-balance sheet risk. Please revise Note 10 to discuss this fact. Please supplementally tell us and revise to explain why there is no separate valuation account on any financial instruments with off-balance sheet risk. Clearly disclose how you evaluated the need for an accrual and how you determined that no such accrual was needed.

Closing Comments


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Diane San Pedro at 202-824-5483 or Kevin
Vaughn
202-942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-942-1892 or me at 202-942-1874 with any other questions.



      Sincerely,


							Mark Webb
							Branch Chief, Financial
Services










cc:	Eric Luse
      Marc P.Levy
      Luse Gorman Pomerenk & Schick, P.C.
      5335 Wisconsin Ave, N.W., Suite 400
      Washington, D.C.  20015



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Brooklyn Federal Bancorp, Inc.
Angelo J. Di Lorenzo
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